EXHIBIT 13.1

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Company was held on December 19, 2003.  In addition to the election of Directors described in the proxy material furnished to the Shareholders pursuant to Regulation 14A, the Shareholders also ratified the selection of DeCoria, Maichel & Teague P.S. as independent public accountants for the Company for the fiscal year ending December 31, 2003.  The Shareholders also approved the Company's 2003 Share Incentive Plan.  7,481,246 shares were voted in favor of the Directors with approximately 15,400 shares being voted against or withheld from the election of Mr. Walters and approximately 7,000 shares being voted against or withheld from the election of the other Directors; the votes against or withheld included abstentions and broker non-votes.  7,097,191 shares were voted in favor of the approval of the 2003 Share Incentive Plan with 391,055 shares were voted against the approval of the Plan, including abstentions.  7,460,244 shares were voted in favor of the ratification of the selection of the DeCoria, Maichel & Teague P.S. as independent public accountants with 28,002 shares being voted against or abstaining from the selection.

The Special Meeting was adjourned to January 23, 2004 to consider proposals to amend the Articles of Incorporation and the proposal to elect to be governed in the future by voting provisions of the laws of the State of Alaska allowing for amendments to the Articles of Incorporation by a majority vote.  These proposals required the approval of shareholders holding not less than two-thirds of the outstanding shares of common stock as of November 17, 2003.  At the Adjourned Special Meeting, Article Four of the Articles of Incorporation was amended to increase the authorized number of shares of common stock to 200,000,000 shares and to establish a class of 10,000,000 shares of preferred stock; 8,443,048 shares were voted in favor of this proposal with 85,866 shares voting against or abstaining.  Article Seven of the Articles of Incorporation was amended to clarify the authority of the Board of Directors to set the number of Directors and amend the Bylaws; 8,455,793 shares voted in favor of this proposal, with 73,121 shares voting against or abstaining.  A new Article Nine was added to the Articles of Incorporation removing Director's liability except in certain circumstances as set forth in the laws of the State of Alaska; 8,307,067 shares voted in favor of this amendment with 221,847 shares voting against or abstaining.  The proposal to elect to be subject to majority voting requirements for the adoption of future amendments to the Articles of Incorporation was approved by shareholders holding 8,325,363 shares; 203,551 shares voted against this proposal or abstained.

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